mesoblast
the adult stem cell company

asx announcement

MESOBLAST TARGETS MAJOR CARTILAGE MARKETS: OSTEOARTHRITIS & SPORTS INJURIES

Key points:

- Mesoblast commences preclinical trials for cartilage repair and regeneration
- Diseases of cartilage significantly expand Mesoblast's clinical applications and global commercial markets
- Mesoblast shows it can now rapidly leverage off its clinical and technical achievements to fully exploit new opportunities for its platform technology
- Knee osteoarthritis most common joint disease, new massive market opportunity
- Meniscal repair, major opportunity for treatment of sports injuries
- Trial costs offset by Australian Government Grant
- Results will be used in new FDA submissions

Melbourne, Australia; 4 July 2006: Australia's adult stem cell company, Mesoblast Limited (ASX:MSB), today announced that it had entered into an agreement to have Murdoch University in Western Australia perform preclinical trials of Mesoblast's patented adult stem cell technology for cartilage repair and regeneration.

These trials signal Mesoblast's expansion of its clinical applications to include diseases of cartilage, in addition to its established bone regeneration programs comprising spinal fusion and long bone fractures.

The cartilage trials will evaluate the effectiveness of Mesoblast's patented adult stem cells to treat osteoarthritis of the knee, and to repair damaged knee meniscus due to traumatic conditions such as sports injuries.

Inflammatory diseases of the joints, such as osteoarthritis, affect over 43 million people annually in the United States alone. More than 10 million people in the US currently suffer from osteoarthritis of the knee, making it the most common joint disease. Osteoarthritis results in loss of cartilage which cannot repair itself after injury and for which there is no effective therapy. Current treatments attempt to alleviate painful symptoms but are unable to restore the cartilage lining the joint. Joint replacement is often the only option for restoring function.

Mesoblast Founder and Chief Scientific Advisor, Professor Silviu Itescu, said that the company's patented stem cells have already been shown to generate cartilage, and to be effective when used in multiple unrelated (or allogeneic) recipients in various other target diseases.

"With the support of the Australian Government's Commercial Ready Grant awarded to Mesoblast last December, we are now in a position to rapidly generate data to show that our off-the-shelf allogeneic stem cell product can also be used in the treatment of major cartilage diseases of unmet clinical need," Professor Itescu said.

Mesoblast Executive Chairman Mr. Michael Spooner said: "This cartilage program is an exciting example of how Mesoblast is now positioned to rapidly leverage off its clinical and technical accomplishments in order to fully exploit new global market opportunities for its unique platform technology".

The results of these cartilage trials will be used by Mesoblast in its Investigational New Drug (IND) submissions to the United States (US) Food and Drug Administration (FDA) for multiple Phase II clinical trials, including treatment of patients with degenerative osteoarthritis of the knee, and treatment of patients with acute meniscal tears. It is anticipated that these submissions will be filed during 2007.

It should be noted that Mesoblast's bone regeneration IND submissions remain well ahead of schedule and will be filed by the end of 2006. Mesoblast's sister company, Angioblast Systems Inc in the US, which is developing the shared platform adult stem cell technology for cardiovascular applications, is also expected to submit its IND ahead of schedule by the end of this year.

About Mesoblast
Mesoblast Limited (ASX:MSB) is an Australian biotechnology company committed to commercialisation of novel treatments for orthopaedic conditions, including a unique adult stem cell technology aimed at the regeneration and repair of bone and cartilage. Mesoblast has the worldwide exclusive rights to a series of patents and technologies that have been developed over more than 10 years relating to the identification, extraction and culture of adult Mesenchymal Precursor Cells (MPCs). The company has also acquired a 33.3% interest in Angioblast Systems Inc, an American company developing the platform MPC technology for the treatment of cardiovascular diseases, including repair and regeneration of blood vessels and heart muscle. Mesoblast's strategy is to maximise shareholder value through both corporate partnerships and rapid product commercialisation.

For further information, please call:

Julie Meldrum
Mesoblast Limited
T: (61) 3 9639 6036
E: julie.meldrum@mesoblast.com

82-34929

ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

18 July 2006

Mesoblast Limited

TRADING HALT

The securities of Mesoblast Limited (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Thursday, 20 July 2006 or when the announcement is released to the market.

Security Code: MSB

Kate Kidson
Senior Adviser, Issuers (Melbourne)

82-34929

mesoblast
the adult stem cell company

asx announcement

RECEIVED
2006 AUG -2 P 12:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

MESOBLAST LOCKS IN CAPITAL TO DRIVE NEXT STAGE OF COMMERCIALISATION AND GROWTH

Melbourne, Australia; 20 July 2006: Australia's adult stem cell company, Mesoblast Limited (ASX:MSB), today announced that it had completed a capital raising of $15 million from Australian institutional and sophisticated investors.

The capital raised will be used to commence two Phase II Clinical Trials in the United States.

Executive Chairman Mr Michael Spooner said: "The funds raised will advance Mesoblast to a whole new level without missing a beat."

To date, the company has established a track record of achieving its goals well ahead of schedule. The company is very much on track to file its Phase II Clinical Trial, Investigational New Drug (IND) submissions to the United States Food and Drug Administration (FDA) in the 4th quarter of 2006, some 6 months, or more, ahead of our time lines.

In addition to the placement, a Share Purchase Plan (SPP) will be offered to Mesoblast shareholders residing in Australia and New Zealand to subscribe for up to $5,000 in shares at the same price offered to institutions. Shares issued will not attract brokerage or transaction costs.

Under the placement 12 million shares will be issued at $1.25, a discount of approximately 10% to the closing price of the company's shares on 18 July 2006.

Existing cash together with the new capital raised will provide Mesoblast with over $20m in funds.

In announcing the placement and SPP, Mr Spooner welcomed new and substantial institutional investors on to the register. He was also delighted with the ongoing support demonstrated by existing institutional investors.

"Our goal is to rapidly commercialise the company's unique adult stem cell technology and to get to the market as quickly as possible. The capital raising at this time will enable Mesoblast to begin formalising arrangements with partner organisations including principal investigators and hospitals to undertake clinical trials immediately following FDA IND clearance," Mr Spooner said.

The capital placement was managed by specialist institutional broking house, Lodge Partners.

Key Dates for the SPP:

20 July 2006	Record date for entitlement to participate
25 July 2006	SPP offer dispatched to participants
25 July 2006	SPP offer opens
8 August 2006	SPP closing date
15 August 2006	Announcement of amount raised
15 August 2006	Allotment and quotation date
22 August 2006	SPP holding statements dispatched

About Mesoblast Limited:

Mesoblast Limited (ACN 109 431 870) is an Australian biotechnology company committed to the development of novel treatments for orthopaedic conditions, including the rapid commercialisation of a unique adult stem cell technology aimed at the regeneration and repair of bone and cartilage. Our focus is to progress through clinical trials and international regulatory processes necessary to commercialise the technology in as short a timeframe as possible. Mesoblast has the worldwide exclusive rights for a series of patents and technologies that have been developed over more than 10 years and which relate to the identification, extraction and culture of adult Mesenchymal Precursor Cells (MPCs). The technology has achieved outstanding results in pre-clinical in vivo studies in the regeneration and repair of large bone fractures. The company has also acquired a 33.3% interest in Angioblast Systems Inc, an American company developing the platform MPC technology for the treatment of cardiovascular diseases, including repair and regeneration of blood vessels and heart muscle. Mesoblast and Angioblast are jointly funding and progressing the core technology. Mesoblast's strategy is to maximise shareholder value through both corporate partnerships and the rapid and successful completion of pre-clinical and clinical milestones.

For further information, please contact:

Michael Spooner
Executive Chairman
Mesoblast Limited
T: + 61 (03) 9639 6036
E: michael.spooner@mesoblast.com
W: www.mesoblast.com

Julie Meldrum
Corporate Communications Director
Mesoblast Limited
T: +61 (03) 9639 6036
E: julie.meldrum@mesoblast.com
W: www.mesoblast.com